SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

SOUTHERN SAUCE COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84379P200

(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina, 28255

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 12 Pages

CUSIP No. 84379P200	Page 2 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BANK OF AMERICA CORPORATION 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,338,053 (includes Warrants to purchase 2,366,211 shares of Common Stock) (Conversion into Common Stock is subject to 9.9% blocker provision)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,338,053 (includes Warrants to purchase 2,366,211 shares of Common Stock) (Conversion into Common Stock is subject to 9.9% blocker provision)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,338,053 (includes Warrants to purchase 2,366,211 shares of Common Stock)
(Conversion into Common Stock is subject to 9.9% blocker provision)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84379P200	Page 3 of 12 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUE RIDGE INVESTMENTS, L.L.C. 56-1970824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,338,053 (includes Warrants to purchase 2,366,211 shares of Common Stock) (Conversion into Common Stock is subject to 9.9% blocker provision)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,338,053 (includes Warrants to purchase 2,366,211 shares of Common Stock) (Conversion into Common Stock is subject to 9.9% blocker provision)
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,338,053 (includes Warrants to purchase 2,366,211 shares of Common Stock)
(Conversion into Common Stock is subject to 9.9% blocker provision)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 84379P200	Page 4 of 12 pages

Item 1.          Security and Issuer.

This Schedule 13D relates to 1,971,842 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the “Preferred Stock”), each of which is convertible into one share of Common Stock, $0.001 par value per share (the “Common Stock”), of Southern Sauce Company, Inc., a Florida corporation (the “Issuer”). This Schedule 13D also relates to 1,971,842 Series A Warrants (the “Warrants”) to purchase 2,366,211 shares of Common Stock, being the number of shares of Common Stock equal to 120% of the number of shares of Common Stock issuable upon conversion of the Preferred Stock, subject to adjustments. One share of Preferred Stock and one Series A Warrant comprise one Unit (the “Unit”) and were issued to Blue Ridge (as defined in Item 2 below) pursuant to the Securities Purchase Agreement dated July 18, 2008 by and between the Issuer and Blue Ridge (the “Securities Purchase Agreement”).

The principal executive offices of the Issuer are located at No. 27, Wang Gang Road, Jin Nan (Shuang Gang) Economic and Technology Development Area, Tianjin, People’s Republic of China 300350. The business address of the Issuer is 11951 SE 57 Street, Morriston, Florida 32668.

Item 2.          Identity and Background.

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended, by Bank of America Corporation, a Delaware corporation (“Bank of America”), and Blue Ridge Investments, L.L.C., a Delaware limited liability company (“Blue Ridge”). Bank of America and Blue Ridge shall be referred to herein in the aggregate as the “Reporting Persons.”

Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, engaged in the general banking and financial services business through its subsidiaries. Bank of America directly owns 99 percent of the outstanding membership interests of Blue Ridge and indirectly owns the remaining one percent membership interests.

The principal address of Bank of America is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Blue Ridge is a wholly owned, non-bank subsidiary of Bank of America engaged in the business of investments in high-yield debt and equity securities of varying types issued by U.S. corporate or foreign issuers, including securities of distressed or bankrupt issuers.

The principal address of Blue Ridge is 214 North Tryon Street, Charlotte, North Carolina 28255.

Information concerning each executive officer, director and controlling person of each of the Reporting Persons (the “Listed Persons”) is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States.

Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

     Blue Ridge acquired the Units for a cash purchase price of $5,000,000, using its working capital, pursuant to the Securities Purchase Agreement as defined in Item 1 above.

     Blue Ridge may convert each share of Preferred Stock into one share of Common Stock, and Blue Ridge may exercise the Warrants to purchase 2,366,211 shares of Common Stock, being the number of shares of Common Stock equal to 120% of the number of shares of Common Stock issuable upon conversion of the Preferred Stock, subject to adjustments. Except as provided in the Warrants or in the Articles of Amendment to the Articles of Incorporation of the Issuer relating to the Preferred Stock, as filed with the Secretary of State of the State of Florida on June 10, 2008, no Reporting Person who is a current holder of shares of Common Stock (whether such Common Stock was issued pursuant to the conversion of Preferred Stock or the exercise of a Warrant) may (a) convert shares of the Preferred Stock or (b) exercise a Warrant, if the number of shares of Common Stock to be issued pursuant to such conversion or exercise would cause the number of shares of Common Stock owned by such Reporting Person and its affiliates at such time to exceed, when aggregated with all other shares of Common Stock beneficially owned by such Reporting Person and its affiliates, the number of shares of Common Stock which would result in such Reporting Person and its affiliates beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock outstanding at that time.

CUSIP No. 84379P200	Page 5 of 12 pages

Item 4.          Purpose of Transaction

     The Reporting Persons acquired the Units for investment purposes on July 18, 2008 pursuant to the Securities Purchase Agreement. Each of the Reporting Persons intends to monitor its investment in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional shares of Preferred Stock and/or of Common Stock, dispose of some or all of the shares of Preferred Stock and/or of Common Stock then beneficially owned by it, discuss the Issuer’s business, operations, or other affairs with the Issuer’s management, board of directors, stockholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Issuer or take such other similar actions as such Reporting Person may deem appropriate. Notwithstanding the foregoing, none of the Reporting Persons has any present plan or proposal that relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.          Interest in Securities of the Issuer

     (a)     Blue Ridge directly beneficially owns, and Bank of America may be deemed to beneficially own by virtue of its indirectly owning 100 percent of the outstanding membership interests of Blue Ridge through NB Holdings Corporation, which is a wholly owned, non-bank subsidiary of Bank of America, 1,971,842 Units, consisting of 1,971,842 shares of Preferred Stock and 1,971,842 Warrants of the Issuer. The Preferred Stock are convertible to 1,971,842 shares of Common Stock of the Issuer, and the Warrants are exercisable for 2,366,211 shares of Common Stock. Notwithstanding the foregoing or anything to the contrary herein, pursuant to the ownership cap referenced in Item 3 above, none of the Reporting Persons may convert the Preferred Stock to Common Stock or exercise the Warrants to purchase Common Stock if the amount of Common Stock owned by such Reporting Person after such conversion and/or exercise, as applicable, would, individually or in the aggregate, exceed 9.9% of the then issued and outstanding shares of Common Stock outstanding at that time.

          Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Units, underlying Preferred Stock and Warrants of the Units, or Common Stock.

     (b)     Blue Ridge has sole power and Bank of America has shared power to vote or direct the vote and to dispose or to direct the disposition of the Units, and the underlying Preferred Stock and Warrants, reported hereby.

     (c)     The Units identified in Item 5(a) hereof were acquired on July 18, 2008 pursuant a Securities Purchase Agreement dated as of July 18, 2008, by and among the Issuer, Blue Ridge and Long Sunny Limited. Except as identified in the preceding sentence, the Reporting Persons have not effected any transaction in the Units, the underlying Preferred Stock, Warrants or the Common Stock during the past sixty days.

(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 84379P200	Page 6 of 12 pages

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of July 18, 2008, the Issuer and Blue Ridge entered into a Registration Rights Agreement pursuant to which the Issuer has undertaken to file a registration statement with the Securities and Exchange Commission on Form S-1 to permit the resale of the shares of Common Stock issuable upon conversion of the Preferred Stock and the shares of Common Stock issuable upon the exercise of the Warrants by Blue Ridge.

Item 7.          Material to Be Filed as Exhibits

Exhibit	Name
99.1	Joint Filing Agreement, dated as of July 28, 2008 by and among Bank of America and Blue Ridge
3.1	Articles of Amendment to the Articles of Incorporation, setting forth the Certificate of Designations authorizing the Series A Convertible Preferred Stock*
4.1	Form of Series A Warrant*
4.2	Securities Purchase Agreement, dated as of July 18, 2008, by and among the Company and Blue Ridge*
4.5	Registration Rights Agreement, dated as of July 18, 2008, by and among the Company and Blue Ridge*
10.1	Securities Escrow Agreement, dated as of July 18, 2008, by and between the Company, Blue Ridge, Li Shaoqing and Loeb & Loeb LLP, as escrow agent*
* Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on July 24, 2008

CUSIP No. 84379P200	Page 7 of 12 pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008

BANK OF AMERICA CORPORATION

By: /s/ Debra Cho

Name: Debra Cho
Title: Senior Vice President

BLUE RIDGE INVESTMENTS, L.L.C.

By: /s/ John Hiebendahl

Name: John Hiebendahl
Title: Vice President

CUSIP No. 84379P200	Page 8 of 12 pages

SCHEDULE I

Executive Officers and Directors of the Reporting Persons

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Bank of America Corporation.

Name	Position with Bank of America Corporation	Principal Occupation
Kenneth D. Lewis	Chairman, Chief Executive Officer, President and Director	Chairman, Chief Executive Officer and President of Bank of America Corporation
Keith T. Banks	President, Global Wealth and Investment Management	President, Global Wealth and Investment Management of Bank of America Corporation
Amy Woods Brinkley	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Barbara J. Desoer	President, Bank of America Mortgage, Home Equity and Insurance Services	President, Bank of America Mortgage, Home Equity and Insurance Services of Bank of America Corporation
Bruce Hammonds	President, Bank of America Global Card Services	President, Bank of America Global Card Services of Bank of America Corporation
Liam E. McGee	President, Bank of America Consumer and Small Business Banking	President, Bank of America Consumer and Small Business Banking of Bank of America Corporation
Brian T. Moynihan	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation
Joe L. Price	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
William Barnet, III	Director	Chairman, President and Chief Executive Officer of The Barnet Company
Frank P. Bramble, Sr.	Director	Former Executive Officer of MBNA Corporation
John T. Collins	Director	Chief Executive Officer of The Collins Group Inc.
Gary L. Countryman	Director	Chairman Emeritus of Liberty Mutual Group
Tommy R. Franks	Director	Retired General, United States Army
Charles K. Gifford	Director	Former Chairman of Bank of America Corporation
Monica C. Lozano	Director	Publisher and Chief Executive Officer of La Opinion
Walter E. Massey	Director	President Emeritus of Morehouse College
Thomas J. May	Director	Chairman, President and Chief Executive Officer of NSTAR
Patricia E. Mitchell	Director	President and Chief Executive Officer of The Paley Center for Media
Thomas M. Ryan	Director	Chairman, President and Chief Executive Officer of CVS/Caremark Corporation
O. Temple Sloan, Jr.	Director	Chairman and Chief Executive Officer of General Parts International, Inc.
Meredith R. Spangler	Director	Trustee and Board Member
Robert L. Tillman	Director	Former Chairman and CEO Emeritus of Lowe’s Companies, Inc.
Jackie M. Ward	Director	Retired Chairman and CEO of Computer Generation Inc.

CUSIP No. 84379P200	Page 9 of 12 pages

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Blue Ridge Investments, L.L.C.

Name	Position with Blue Ridge Investments, L.L.C.	Principal Occupation
Keith T. Banks	Manager and Executive Vice President	President, Global Wealth and Investment Management, Bank of America, N.A.
Kris A. Gagnon	Manager and Executive Vice President	Senior Vice President, Risk Management Executive, Bank of America, N.A.
Bruce R. Thompson	Manager and Executive Vice President	Managing Director, Head of Global Capital Markets, Banc of America Securities LLC
Thomas G. White	Manager and Executive Vice President	Managing Director, President of Principal Capital Group, Banc of America Securities LLC
Frank A. Berritto	Managing Director	Managing Director of Blue Ridge Investments, L.L.C.
Frank R. Forrest, Jr.	Managing Director	Managing Director of Blue Ridge Investments, L.L.C.
Paul Quistberg	Managing Director	Managing Director of Blue Ridge Investments, L.L.C.
Gary M. Tsuyuki	Managing Director	Managing Director of Blue Ridge Investments, L.L.C.
George G. Ellison	Executive Vice President	Executive Vice President of Blue Ridge Investments, L.L.C.
Michael A. Jones	Executive Vice President	Executive Vice President of Blue Ridge Investments, L.L.C.
Mark D. Linsz	Executive Vice President	Executive Vice President of Blue Ridge Investments, L.L.C.
Michael Meyer	Executive Vice President	Executive Vice President of Blue Ridge Investments, L.L.C.
Joe L. Price	Executive Vice President	Executive Vice President of Blue Ridge Investments, L.L.C.
Robert J. Voreyer	Executive Vice President	Executive Vice President of Blue Ridge Investments, L.L.C.

CUSIP No. 84379P200	Page 10 of 12 pages

SCHEDULE II

     On February 9, 2005, Banc of America Capital Management, LLC (“BACAP,” now known as Columbia Management Advisors, LLC), BACAP Distributors, LLC (“BACAP Distributors,” now known as Columbia Management Distributors, Inc.) and Banc of America Securities LLC (“BAS”) entered into an Assurance of Discontinuance with the New York Attorney General (the “NYAG Nations Settlement”) and consented to the entry of a cease-and-desist order by the U.S. Securities and Exchange Commission (the “SEC”) (the “SEC Nations Order”) on matters relating to mutual fund trading. A copy of the NYAG Nations Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005 and a copy of the SEC Nations Order is available on the SEC's website. Under the terms of the SEC Nations Order, BACAP, BACAP Distributors and BAS agreed, among other things, (1) to pay an aggregate $250 million in disgorgement and $125 million in civil money penalties; (2) to cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; (3) to undertake various remedial measures to ensure compliance with the federal securities laws related to certain mutual fund trading practices; and (4) to retain an independent consultant to review their applicable supervisory, compliance, control and other policies and procedures. The NYAG Nations Settlement also requires, among other things, BACAP and BACAP Distributors, along with Columbia Management Advisors, Inc. and Columbia Funds Distributors, Inc., the investment advisor to and distributor of the funds then known as the Columbia Funds, respectively, to reduce the management fees of Columbia Funds, including the Nations Funds that are now known as Columbia Funds, and other mutual funds, collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

     On February 9, 2005, Columbia Management Advisors, Inc. (which has since merged into BACAP (now named Columbia Management Advisors, LLC)) (“Columbia”) and Columbia Funds Distributor, Inc. (which has been renamed Columbia Management Distributors, Inc.) (the “Distributor”) (collectively, the “Columbia Group”) entered into an Assurance of Discontinuance with the NYAG (the “NYAG Columbia Settlement”) and consented to the entry of a cease-and-desist order by the SEC (the “SEC Columbia Order”) on matters relating to mutual fund trading. A copy of the NYAG Columbia Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005 and a copy of the SEC Columbia Order is available on the SEC's website. Under the terms of the SEC Columbia Order, the Columbia Group agreed, among other things, (1) to pay $70 million in disgorgement and $70 million in civil money penalties; (2) to cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; (3) to maintain certain compliance and ethics oversight structures; and (4) to retain an independent consultant to review the Columbia Group’s applicable supervisory, compliance, control and other policies and procedures. As noted above in the description of the NYAG Nations Settlement, the NYAG Columbia Settlement also, among other things, requires Columbia and its affiliates to reduce management fees for certain Columbia Funds (including the former Nations Funds) and other mutual funds collectively by $32 million per year for five years, for a projected total of $160 million in management fee reductions.

CUSIP No. 84379P200	Page 11 of 12 pages

Exhibit 99.1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 28th day of July, 2008, between (i) Bank of America Corporation and (ii) Blue Ridge Investments, L.L.C. (together, the “Joint Filers”).

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.     The Schedule 13D with respect to the Series A Convertible Preferred Stock of $0.001 par value and the Series A Warrants of Southern Sauce Company, Inc., a Florida corporation, (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.     Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3.     Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness  and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

4.      This Joint Filing Agreement may be executed in one or more counterparts, all of which taken together shall constitute one and the same instrument.

BANK OF AMERICA CORPORATION

By: /s/ Debra Cho

Name: Debra Cho
Title: Senior Vice President

BLUE RIDGE INVESTMENTS, L.L.C.

By: /s/ John Hiebendahl

Name: John Hiebendahl
Title: Vice President

CUSIP No. 84379P200	Page 12 of 12 pages

Exhibit Index

Exhibit	Name
99.1	Joint Filing Agreement, dated as of July 28, 2008 by and among Bank of America and Blue Ridge
3.1	Articles of Amendment to the Articles of Incorporation, setting forth the Certificate of Designations authorizing the Series A Convertible Preferred Stock*
4.1	Form of Series A Warrant*
4.2	Securities Purchase Agreement, dated as of July 18, 2008, by and among the Company and Blue Ridge*
4.5	Registration Rights Agreement, dated as of July 18, 2008, by and among the Company and Blue Ridge*
10.1	Securities Escrow Agreement, dated as of July 18, 2008, by and between the Company, Blue Ridge, Li Shaoqing and Loeb & Loeb LLP, as escrow agent*
* Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on July 24, 2008